

09065016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8- 43206

SEC Mail Processing Section
NOV 27 2009
Washington, DC
122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-08 (MM/DD/YY) AND ENDING 09-30-09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Corcoran (650)525-7510
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name - *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Lim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton/Franklin Investment Services, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Lim 11/24/09
Signature

Chief Compliance Officer
Title

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
This 24 day of November, 20 09
By Robert Lim
Proved to me on the basis of satisfactory evidence to be the person who appeared before me


DELFINA A. KLEIN
Commission # 1714320
Notary Public - California
San Mateo County
My Comm. Expires Jan 8, 2011

Delfina A. Klein
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
☐ (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)* (3).

PRICEWATERHOUSECOOPERS

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition as of the fiscal year ended September 30, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Templeton/Franklin Investment Services, Inc. for the period from April 1, 2009 through September 30, 2009, which were agreed to by Templeton/Franklin Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Templeton/Franklin Investment Services, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the period ended September 30, 2009. Management is responsible for Templeton/Franklin Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B of Form SIPC-7T with the respective cash disbursement entries as follows: Compared the listed assessment payment of $150 on page 1, item 2B, of Form SIPC-7T to check #00021637 from Templeton/Franklin Investment Services, Inc. to Securities Investor Protection Corp. dated January 6, 2009, noting no exceptions.

2. Compared the Total Revenue amount reported on page 6 of the audited Form X-17A-5 for the year ended September 30, 2009 less the revenues reported on Templeton/Franklin Investment Services, Inc.'s Focus Reports for the period October 1, 2008 to March 31, 2009 as applicable, with the Total revenue amount of $11,029 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through September 30, 2009, noting no exceptions.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 5, net gain from securities in investment accounts, of $11,029 to the supporting schedule provided by Management, noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and noted the minimum payment on the General Assessment @ .0025 on page 2, line 2e of $0 and $150, respectively of the Form SIPC-7T, noting no exceptions.

   b. Recalculated the mathematical accuracy of the supporting schedule provided by Management, which was agreed to the deductions on line 5, net gain from securities in investment accounts of $11,029, noting no exceptions.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Templeton/Franklin Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 24, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

AMENDED

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043206 FINRA SEP
TEMPLETON/FRANKLIN INVESTMENT SERVICES INC
ATTN MIKE CORCORAN
1 FRANKLIN PKWY
SAN MATEO CA 94403-1906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Corcoran (650) 525-7510

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1/6/09
Date Paid

C. Assessment balance due —

D. Interest computed on late payment (see instruction E) for______days at 20% per annum —

E. Total assessment balance and interest due (or overpayment carried forward) $ —

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ —

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Templeton/Franklin Investment Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of November, 20 09.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sept. 30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,029

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 11,029

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 11,029

2d. SIPC Net Operating Revenues $ –

2e. General Assessment @ .0025 $ 150

(to page 1 but not less than $150 minimum)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Templeton/Franklin Investment Services, Inc. for the period from April 1, 2009 through September 30, 2009, which were agreed to by Templeton/Franklin Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Templeton/Franklin Investment Services, Inc.'s compliance with the applicable instructions of Form SIPC-7T during the period ended September 30, 2009. Management is responsible for Templeton/Franklin Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, item 2B of Form SIPC-7T with the respective cash disbursement entries as follows: Compared the listed assessment payment of $150 on page 1, item 2B, of Form SIPC-7T to check #00021637 from Templeton/Franklin Investment Services, Inc. to Securities Investor Protection Corp. dated January 6, 2009, noting no exceptions.

2. Compared the Total Revenue amount reported on page 6 of the audited Form X-17A-5 for the year ended September 30, 2009 less the revenues reported on Templeton/Franklin Investment Services, Inc.'s Focus Reports for the period October 1, 2008 to March 31, 2009 as applicable, with the Total revenue amount of $11,029 reported on page 2, item 2a of Form SIPC-7T for the period from April 1, 2009 through September 30, 2009, noting no exceptions.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:

    a. Compared deductions on line 5, net gain from securities in investment accounts, of $11,029 to the supporting schedule provided by Management, noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and noted the minimum payment on the General Assessment @ .0025 on page 2, line 2e of $0 and $150, respectively of the Form SIPC-7T, noting no exceptions.

    b. Recalculated the mathematical accuracy of the supporting schedule provided by Management, which was agreed to the deductions on line 5, net gain from securities in investment accounts of $11,029, noting no exceptions.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Templeton/Franklin Investment Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 24, 2009

SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T

(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

AMENDED

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043206 FINRA SEP
TEMPLETON/FRANKLIN INVESTMENT SERVICES INC
ATTN MIKE CORCORAN
1 FRANKLIN PKWY
SAN MATEO CA 94403-1906

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael Corcoran (650) 525-7510

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

1/6/09
Date Paid

C. Assessment balance due —

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

E. Total assessment balance and interest due (or overpayment carried forward) $ —

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ —

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Templeton/Franklin Investment Services, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of November, 20 09.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Sept. 30, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 11,029

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. — 11,029

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 11,029

2d. SIPC Net Operating Revenues — $ –

2e. General Assessment @ .0025 — $ 150

(to page 1 but not less than $150 minimum)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco CA 94111-4004
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Auditors

Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Templeton/Franklin Investment Services, Inc. (an indirect wholly-owned subsidiary of Franklin Resources Inc.) and subsidiary at September 30, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 24, 2009

Templeton/Franklin Investment Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2009

Assets	
Cash and cash equivalents	$ 2,170,895
Commission and distribution fees receivable	419,105
Investment securities, trading	157,875
Prepaid expenses and other	19,698
Total assets	$ 2,767,573
Liabilities and Stockholder's Equity	
Liabilities	
Commission and distribution payable	$ 463,879
Accounts payable and accrued expenses	174,295
Due to affiliates	905,776
Deferred taxes	9,006
Total liabilities	1,552,956
Commitments and Contingencies (Note 9)	
Stockholder's Equity	
Common stock, $10 par value, 10,000 share authorized; 100 shares issued and outstanding	1,000
Capital in excess of par value	33,068,548
Accumulated deficit	(31,854,931)
Total stockholder's equity	1,214,617
Total liabilities and stockholder's equity	$ 2,767,573

See Notes to Consolidated Statement of Financial Condition.

1. Business

Nature of Operations. Templeton/Franklin Investment Services, Inc. (collectively with its subsidiary, the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "Parent"), which in turn is a wholly- owned subsidiary of Franklin Resources, Inc. ("Franklin"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer.

The Company's subsidiary, Templeton Franklin Global Distributors Ltd. ("TFGD"), is a corporation organized under the laws of the commonwealth of Bermuda. TFGD provides distribution, investment management and fund administration (collectively, the "investment management and related services") to various funds (the "sponsored investment products"). Services to its sponsored investment products are provided under contracts that set for the level and nature of the fees to be charged for these services. Substantially all of the Company's revenues relate to mutual fund products that are subject to contracts that are periodically reviewed and approved by each mutual fund's board of directors/trustees and/or its shareholders.

Risks and Uncertainties. When the fiscal year ending September 30, 2009 ("fiscal year 2009") began, global markets were experiencing unprecedented volatility, and, although the financial markets began to show stabilization and improvement as the fiscal year came to an end, an uncertain business climate is forecast for the foreseeable future. Market conditions resulted in a significant reduction in the Company's activities, which directly impacted the Company's revenue and net income. Continued volatility in the global financial markets could also significantly affect the estimates, judgments, and assumptions used in the preparation of the Company's financial statements.

2. Significant Accounting Policies

Basis of Presentation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period presented. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 24, 2009, which is the date that the statement of financial condition was issued.

Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiary in which it has a controlling financial interest. An entity generally is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. All material intercompany accounts and transactions have been eliminated.

Fair Value Measurements. The Company records substantially all of its investments in its financial statements at fair value or amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the "exit price"). The Company uses a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value based on whether the inputs to those valuation techniques are observable or unobservable.

The three levels of fair value hierarchy are set forth below. The Company's assessment of the hierarchy level of the assets or liabilities measured at fair value is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2	Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data. Level 2 quoted prices are obtained from independent third-party brokers or dealers, including prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.
Level 3	Unobservable inputs that are supported by little or no market activity. These inputs require significant management judgment and reflect the Company's estimation of assumptions that market participants would use in pricing the asset or liability. Level 3 valuations are derived primarily from model-based valuation techniques in which one or more significant inputs are unobservable in the market.

Trading securities are financial instruments recorded at fair value on a recurring basis. The Company may also measure certain assets or liabilities at fair value on a nonrecurring basis.

Cash and Cash Equivalents include demand deposits with banks and other highly liquid investments, including money market funds, which are readily convertible into cash. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying amounts of these assets approximate fair value.

Investments, Securities, Trading consists of an investment in common stock. Changes in the fair value of the security are recognized as gains and losses in earnings. The fair value of the security is determined using quoted market prices and is classified as Level 1.

Deferred Sales Commissions. Sales commissions paid to investment advisors in connection with the sale of Franklin Floating Rate Fund Plc Class A shares sold without a front-end sales charge are capitalized as deferred sales commission assets ("DCA"). The DCA is amortized over the estimated period in which it will be recovered from distribution plan fees or from contingent deferred sales charges, generally over an 18 month period. The balance of deferred sales commissions are recognized in prepaid expenses and other in the consolidated statement of financial condition.

Income Taxes. The Company is included in the consolidated federal and combined California state income tax returns for Franklin. The Company also files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its net operating losses, which are utilized by Franklin under the Agreement for federal and California state tax purposes. As a result of this exception to the separate company method, the Company would not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company. To the extent that on a separate company basis a valuation allowance against these deferred tax assets would be required, that valuation allowance would also be transferred to Franklin. The Company would track these net operating loss deferred tax assets in a separate memorandum account and assess them for continuing need for a valuation

allowance on a separate company basis. If, on a separate company basis the valuation allowance were released, the release of such valuation allowance would be reflected in the consolidated statement of operations of the Company in the year of release. Consistent with the Agreement, upon release of the valuation allowance the deferred tax asset would be treated, at that time, as having been settled with the Parent.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. New Accounting Standards

Accounting Standards Adopted During Fiscal Year 2009. The Company adopted the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification (the "Codification"), which is now the single source of authoritative U.S. GAAP recognized by the FASB. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All other accounting literature not included in the Codification became nonauthoritative. As the Codification does not change U.S. GAAP, the adoption of the Codification had no impact on the Company's consolidated financial statements.

The Company adopted a new FASB standard that requires disclosures about fair value of financial instruments for interim reporting periods and requires entities to disclose the methods and significant assumptions used to estimate the fair value of financial instruments and describe changes in methods and significant assumptions, in both interim and annual financial statements. The adoption of the standard had no financial impact on the Company's consolidated financial statements. The Company has applied the disclosure requirements of the standard on a prospective basis.

New Accounting Standards Not Yet Adopted. The FASB issued a new standard that permits a reporting entity to measure the fair value of certain alternative investments that do not have a readily determinable fair value on the basis of the investments' net asset value per share or its equivalent. The standard also requires expanded disclosures. The standard is effective for interim and annual periods ending after December 15, 2009. The Company is currently evaluating the impact that the adoption of the standard as of October 1, 2009 will have on its consolidated financial statements.

In June 2009, the FASB issued a new standard that requires an enterprise to perform a qualitative analysis to determine whether its variable interests give it a controlling financial interest in a VIE. Under the standard, an enterprise has a controlling financial interest when it has (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. An enterprise that holds a controlling financial interest is deemed to be the primary beneficiary of the VIE and is required to consolidate the VIE. The standard also requires an ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity, and additional disclosures about an enterprise's involvement in VIEs and any significant changes in risk exposure due to that involvement. The standard is effective for fiscal years beginning after November 15, 2009. The Company is currently evaluating the impact that the adoption of the standard as of October 1, 2010 will have on its consolidated financial statements.

4. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following as of September 30, 2009:

	Amount
Demand deposits with banks	$ 1,801,792
Sponsored money market funds	369,103
Total cash and cash equivalents	$ 2,170,895

Included in demand deposits with banks are deposits with two financial institutions totaling $1,184,508, of which $749,597 represents an exposure to concentration of credit risk as these amounts are in excess of Federal Deposit Insurance Corporation insured limits. The Company periodically reviews concentrations and credit exposures from significant counterparties. Sponsored money market funds are held with affiliates.

5. Investment Securities, Trading

Investment securities at September 30, 2009 consist solely of an investment in NASDAQ common stock. A summary of the gross unrealized gain relating to the investment as of September 30, 2009 is as follows:

	Cost Basis	Gross Unrealized Gains	Fair value
Investment securities, trading	$ 132,000	25,875	157,875
Total	$ 132,000	$ 25,875	$ 157,875

6. Fair Value Measurements

The Company records its investment at fair value on a recurring basis. As of September 30, 2009, the Company's investment is classified as level 1.

7. Taxes on Income

The Company's income tax provision is determined on a separate company basis as if the Company were the corporate tax payer without consideration of the tax sharing agreement with Franklin. At that time, the Company will then apply the tax sharing policy and adjustments to deferred tax assets and liabilities, if any, are reflected in shareholder's equity (See Note 2 – Significant Accounting Policies).

During fiscal year 2009, the Company recognized a deferred tax benefit related to investment securities, trading of $28,505 which was reflected in stockholder's equity, resulting in no income tax benefit for the period.

The components of the net deferred tax liability as of September 30, 2009 were as follows:

	Amount
Deferred taxes	
Separate filing state tax net operating loss carry-forwards	$ 305,373
FIN48 Interest	55
Total deferred tax assets	305,428
Valuation allowance for tax carry-forwards	(304,453)
Deferred tax assets, net of valuation allowance	975
Unrealized gain on investment securities, trading	9,981
Total deferred tax liabilities	9,981
Net deferred tax liability	$ 9,006

The Company maintains memorandum accounting for its federal and California net operating loss carry-forwards for which Franklin has received an income tax benefit on its tax return.

At September 30, 2009, there were approximately $14.7 million in federal net operating loss carry-forwards expiring between 2010 and 2029. The tax impact of those loss carry-forward amounts is approximately $5.1 million. The Company has not realized the federal net operating losses due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2009, there were approximately $7.1 million in California state net operating loss carry-forwards expiring between 2013 and 2015. The tax impact of those loss carry-forward amounts is approximately $0.4 million and is fully offset by a valuation allowance. The Company has not realized the California state net operating losses due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2009, there were approximately $8.5 million in Florida state net operating loss carry-forwards expiring between 2020 and 2029. The tax impact of those loss carry-forward amounts is approximately $0.3 million and is offset by a valuation allowance adjusted by a deferred tax liability of $920.

At September 30, 2009, the Company had $2,136 in gross unrecognized tax benefits. If recognized, all of this amount, net of any deferred tax benefits, would favorably affect its effective income tax rate in future periods. The Company classifies the accrual for unrecognized tax benefits in taxes payable.

A reconciliation of the beginning and ending balances of gross unrecognized tax benefits for fiscal 2009 is as follows:

	Amount
Balance, beginning of year	$ 3,233
Expiration of statute of limitations	(1,097)
Balance, end of year	$ 2,136

This amount is included in accounts payable and accrued expenses in the Company's consolidated statement of financial condition.

Accrued interest on uncertain tax positions at September 30, 2009 was approximately $895 and is not presented in the unrecognized tax benefits table above.

The Company is included in the consolidated U.S. federal and combined California state tax returns for Franklin. The Company also files a separate Florida state income tax return. The Company is subject to examination by the taxing authorities in these jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are as follows: U.S. federal and state of Florida 2006 to 2009.

It is reasonably possible that the total unrecognized tax benefit as of September 30, 2009 could decrease by an estimated $1,173 within the next twelve months as a result of the expiration of statutes of limitations in the state tax jurisdictions.

8. Liabilities Subordinated to Claims of General Creditors

For the fiscal year 2009, the Company did not have any liabilities subordinated to claims of general creditors.

9. Commitments and Contingencies

Legal Proceedings. From time to time, the Company and/or its subsidiary may be named as a defendant in litigation related to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, or results of operations.

10. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are reflected through intercompany accounts. Amount due to affiliates relate to these transactions.

The Parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

11. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, the Company is required to maintain a minimum net capital of either the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2009, the Company had net capital of $623,096 which was $618,096 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.08 to 1.